                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                       (Name of Subject Company (issuer))

                   PROGRESSIVE ASSET MANAGEMENT, INC., ISSUER
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    742957103
                       CUSIP Number of Class of Securities

                                  Eric Leenson
                     1010 Oak Grove Road, Concord, CA 94518
                                  800-786-2998
           (Name, address and telephone numbers of person authorized
     to receive notices and communications on behalf of the filing person)

                            Calculation of Filing Fee

        Transaction valuation                      Amount of Filing Fee
-------------------------------------       -----------------------------------
$150,000, which is the maximum amount                    $3,000.00
that the Issuer will pay for outstanding
shares of the Issuer.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $3,000
          Form or Registration No.: 5-62209
          Filing Party: Progressive Asset Management, Inc.
          Date Filed: November 14, 2001

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

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 is solely to report the results of the Tender Offer that ended January 18, 2002. The total number of shares of common stock of Progressive Asset Management, Inc. ("PAM"), tendered and accepted is 184,671. Since the amount tendered was less than the 250,000 shares of common stock that PAM offered to repurchase, no proration was necessary. PAM paid a total of $110,802.60, to the tendering shareholders. There are outstanding 1,223,483 shares of Common Stock, as of the close of business on February 19, 2002, the latest practicable date that the number of outstanding shares can be determined.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Leenson
------------------------------------
Eric Leenson, President and
Chief Executive Officer
February 28, 2002


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